11016316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
FEB 23 2011
Wash., DC
211

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG COMPASS (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 30TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MANUEL J. BALBONTIN 212-355-7630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON BROWN ARGIZ & FARRA, LLC
(Name – *if individual, state last, first, middle name*)

1001 BRICKELL BAY DRIVE, 9TH FLOOR (Address) MIAMI (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MANUEL J. BALBONTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG COMPASS (USA) LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

GERARD WILSON
Notary Public, State of New York
No. 01WI4984455
Qualified in Westchester County
Commission Expires July 22, 2013

Notary Public 2/8/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF
COMPASS GROUP HOLDINGS INC.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of
Compass Group Holdings Inc.)

We have audited the accompanying statement of financial condition of CG Compass (USA) LLC (the "Company") (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) as of December 31, 2010, and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and accompanying information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of CG Compass (USA) LLC (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III and IV is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 15, 2011

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF COMPASS GROUP HOLDINGS INC.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash	$ 901,541
Receivables from clearing organizations	277,406
Deposit with clearing organization	169,137
Other receivables	109,936
Prepaid expenses	23,562
Due from affiliate	1,634
TOTAL ASSETS	**$ 1,483,216**
LIABILITIES AND MEMBER'S CAPITAL	
Accounts payable and accrued expenses	$ 908,404
Due to affiliate	1,523
TOTAL LIABILITIES	909,927
COMMITMENTS AND CONTINGENCIES (NOTE 6)	
MEMBER'S CAPITAL	573,289
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 1,483,216**

The accompanying notes are an integral part of these financial statements.

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF
COMPASS GROUP HOLDINGS INC.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES:	
Commissions	$ 5,084,483
Trailer fee	235,620
Interest	102,872
Other	10,060
TOTAL REVENUES	5,433,035
EXPENSES:	
Employee compensation and benefits	2,146,226
Referral fees – related parties	1,759,102
Brokerage, exchange and clearance fees	380,179
Occupancy	323,806
Communications and data processing	140,379
Professional fees	59,458
Other	208,383
TOTAL EXPENSES	5,017,533
NET INCOME	**$ 415,502**

The accompanying notes are an integral part of these financial statements.

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF
COMPASS GROUP HOLDINGS INC.)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance at January 1, 2010	$	357,787
Distributions		(200,000)
Net income		415,502
Balance at December 31, 2010	$	573,289

The accompanying notes are an integral part of these financial statements.

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF
COMPASS GROUP HOLDINGS INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 415,502
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables from and deposits with clearing organization	(212,948)
Other receivables	(84,053)
Prepaid expenses	(17,099)
Due to/from affiliates, net	(89,430)
Accounts payable and accrued expenses	193,396
TOTAL ADJUSTMENTS	(210,134)
NET CASH PROVIDED BY OPERATING ACTIVITIES	205,368
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(200,000)
NET INCREASE IN CASH	5,368
CASH AT BEGINNING OF YEAR	896,173
CASH AT END OF YEAR	$ 901,541

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

CG Compass (USA) LLC (the "Company") was organized under the laws of Delaware on October 1, 2003 and is a wholly owned subsidiary of Compass Group Holdings Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was granted registration as a broker dealer on May 26, 2004. The Company earns commissions and markups on trading equity and fixed income securities and trailers and loads on mutual funds. Client funds are held in the name of each client at JP Morgan Clearing Corp. (Clearing Firm) and the Company does not engage in proprietary trading activities.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

During 2009, the Company filed an application pursuant to NASD Rule 1017 (a) (4) to request approval of a series of proposed transactions that would give effect to an organizational restructuring of the Company's Parent entities (collectively, the "Transaction") and result in, among other things, a new owner having more than 25% indirect ownership of the equity capital of the Company.

The Parent decided to reorganize its ownership structure by (i) reallocating certain ownership interests in downstream operating entities (including the Company) to ownership interests in upstream parent entities, (ii) eliminating intermediary parent entities that no longer serve a business purpose, and (iii) facilitating the transfer of certain ownership interests from existing owners to new owners. The reorganization transaction was completed as of December 31, 2010 and it did not have a significant effect on the Company's operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Clearing Arrangements

The Company has an agreement with J.P. Morgan Clearing Corp. ("J.P. Morgan") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by J.P. Morgan. As of December 31, 2010, the Company has a clearing deposit with J.P. Morgan in the amount of $169,137. Additionally, the agreement requires that the Company maintain a net capital equal to the greater of the amount required by the SEC net capital rules as applicable to a correspondent introducing broker or $150,000.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Subsequent Events

The Company has evaluated subsequent events through February 15, 2011, which is the date the financial statements were available to be issued.

3. TRANSACTIONS WITH RELATED PARTIES

At December 31, 2010, the Company had due to and due from affiliate of $1,523 and $1,634, respectively, which are reflected on the accompanying statement of financial condition. Both due to and due from affiliate represent amounts due for operational expenses, are non-interest bearing and are due on demand.

The Company shares its office space as well as various administrative services with Compass Group LLC and Compass Capital Management LLC which have the same owner as the Company. The Company entered into expense sharing agreements whereby all expenses associated with the operations of the Company paid by the affiliated entities were charged to the Company. Under the agreements, certain expenses of the affiliated entities such as payroll costs, rent and office expenses are allocated to the Company at cost as well as all direct expenses of the Company paid on behalf of the Company. The related expenses incurred by the Company are recorded on the accompanying statement of income.

The Company derives a majority of its commission revenue from related party referral sources. The Company has agreements with various related party foreign finders and pays the foreign finder a referral fee for the portion of the net brokerage, transactional, commission and other fees collected from those accounts introduced by the foreign finder. These fees are payable on a periodical basis following the Company's collection from the client. Referral fee expense was $1,759,102 for the year ended December 31, 2010. At December 31, 2010 the Company owed $64,623 to related parties for foreign finder fees. This amount is included in the accounts payable and accrued expenses caption on the accompanying statement of financial condition.

4. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $437,752 which was $377,090 in excess of its required net capital of $60,662. At December 31, 2010, the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.08 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

SUPPLEMENTAL SCHEDULES

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF COMPASS GROUP HOLDINGS INC.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

CREDITS	
Member's capital	$ 573,289
Other deductions	(405)
TOTAL ADJUSTED MEMBER'S CAPITAL	572,884
DEBITS	
Other receivables	109,936
Prepaid expenses	23,562
Due from affiliate	1,634
TOTAL DEBITS	135,132
NET CAPITAL	437,752
MINIMUM CAPITAL REQUIREMENT 6-2/3% of aggregate indebtedness of $909,927 or $5,000 whichever is greater	60,662
EXCESS NET CAPITAL	**$ 377,090**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 908,404
Due to affiliate	1,523
	$ 909,927
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.08 to 1**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING AS OF DECEMBER 31, 2010

NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$ 407,522
Increase in non-allowable assets	(17,848)
Audit adjustment – increase in revenues	48,078
NET CAPITAL PER THE PRECEEDING	**$ 437,752**

See report of independent certified public accountants.

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

SCHEDULE IV
SUBORDINATED BORROWINGS AS OF DECEMBER 31, 2010

As of December 31, 2010 and during the year then ended, the Company did not have any subordinated borrowings.

See report of independent certified public accountants.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

To the Member
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of
Compass Group Holdings Inc.)

In planning and performing our audit of the financial statements and accompanying information of CG Compass (USA) LLC (the "Company") (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International
MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 15, 2011

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of
Compass Group Holdings Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by CG Compass (USA) LLC (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CG Compass (USA) LLC's (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CG Compass (USA) LLC's (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) management is responsible for CG Compass (USA) LLC's (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
7/28/2010	1459	SIPC	$5,776

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2010 to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 15, 2011

An Independent Member of Baker Tilly International

MIAMI | 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF COMPASS GROUP HOLDINGS INC.)

AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2010

MBAF

MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
CG Compass (USA) LLC
(A Wholly-Owned Subsidiary of
Compass Group Holdings Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by CG Compass (USA) LLC (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CG Compass (USA) LLC's (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CG Compass (USA) LLC's (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) management is responsible for CG Compass (USA) LLC's (A Wholly-Owned Subsidiary of Compass Group Holdings Inc.) compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
7/28/2010	1459	SIPC	$5,776

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2010 to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 15, 2011

An Independent Member of Baker Tilly International

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
BALTIMORE 9199 Reisterstown Road, Suite 217C, Owings Mills MD 21117 | T 410 902 8898 F 410 902 8899

CG COMPASS (USA) LLC
(A WHOLLY-OWNED SUBSIDIARY OF COMPASS GROUP HOLDINGS INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

MBAF

MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS